JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP
Tel 020 7491 1889
Fax 020 7491 1989

RECEIVED
2004 JUN 14 P 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PECD/JAK

08 June 2004

04030677

SUPPL

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION - FOR INFORMATION ONLY

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Report for the quarter ended 31 March 2004 - Dated 20 May 2004

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

dlw 6/15

WESTERN AREAS LIMITED

Quarterly results ended 31 March 2004

CONTACT DETAILS

WESTERN AREAS LIMITED
("Western Areas")
28 Harrison Street
Johannesburg, 2001
PO Box 61719, Marshalltown, 2107
Telephone: *+27 (11) 688-5000*
Fax: *+27 (11) 834-9195*

OFFICE OF SOUTH AFRICAN TRANSFER SECRETARIES
Computershare Investor Services 2004 (Pty) Ltd
(formerly Computershare Limited)
70 Marshall Street
Johannesburg, 2001
PO Box 1053, Johannesburg, 2000
Telephone: *+27 (11) 370-5000*
Fax: *+27 (11) 688-7721*

OFFICE OF UNITED KINGDOM REGISTRARS
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU

INVESTOR RELATIONS
George Poole
Telephone: *+27 (11) 688-5000*
Fax: *+27 (11) 836-3757*
email: *gpoole@jci.co.za*

INCOME STATEMENT

SA Rand million	Notes	Quarters ended 31.03.04 Unaudited	31.12.03 Unaudited	Year ended 31.12.03 Unaudited
Gold revenue		**84.4**	173.9	582.4
Gold at spot		**128.4**	149.7	607.4
Gold first charge		**2.1**	5.6	12.5
Net hedging		**(46.1)**	18.6	(37.5)
Total production costs	1	**(155.5)**	(151.7)	(579.9)
Production costs		**(128.5)**	(129.5)	(487.3)
Amortisation – non-cash		**(18.6)**	(20.1)	(79.4)
Other – non-cash		**(8.4)**	(2.1)	(13.2)
Operating (loss)/profit from gold		**(71.1)**	22.2	2.5
Net interest (paid)/received		**(0.9)**	1.7	18.9
Other (costs)/income		**(0.6)**	(2.4)	157.8
Administration and other expenditure		**(5.6)**	(4.9)	(25.6)
Operating (loss)/profit before derivative transactions		**(78.2)**	16.6	153.6
Derivative transactions		**113.6**	571.8	713.2
Present value adjustment for option premium payable		**(16.2)**	46.9	(75.0)
Fair value adjustment	2	**74.7**	447.4	447.4
Exchange gains	3	**55.1**	77.5	340.8
Profit before taxation		**35.4**	588.4	866.8
Taxation		**(21.5)**	(354.3)	(402.0)
Normal		**–**	–	(4.4)
Deferred		**(21.5)**	(354.3)	(397.6)
Minority interest in profit		**–**	–	(4.1)
Profit for the period		**13.9**	234.1	460.7
Headline earnings per share – Cents		**12**	229	330
Earnings per share – Cents		**13**	222	437
Number of issued shares (million)		**105.4**	105.4	105.4
Determination of headline earnings:				
Net profit for the period		**13.9**	234.1	460.7
Net loss on disposal of subsidiary		**–**	–	40.0
Loss on disposal of fixed assets		**–**	2.4	2.4
Net (profit)/loss on disposal of investments		**(1.2)**	4.3	(155.7)
Headline earnings		**12.7**	240.8	347.4

Notes:

1. Non-cash operating costs generally includes the amortization of Western Areas' share of South Deep and the change in inventory for the period. Other non-cash costs include retrenchment costs of R5.6 million in respect of the severance cost associated with the restructuring process at South Deep.
2. Fair value adjustments relate to the revaluation to fair value of the derivative structure at period end. The revaluation based on exchange rate flucuations is accounted for in the Income Statement whilst the revaluation based on the goldprice fluctuations is accounted for in equity in the Balance Sheet.
3. Exchange gains relating to option premium payable are attributable to the change in the Rand/US Dollar exchange rate from 6.615 at 31 December 2003 to 6.2675 at 31 March 2004.

CASH FLOW STATEMENT

SA Rand million	Quarters ended 31.03.04 Unaudited	31.12.03 Unaudited	Year ended 31.12.03 Unaudited
Cash (utilised in)/from operating activities			
Cash (utilised in)/from operations	**(35.8)**	(13.5)	35.0
Interest received	**–**	3.3	3.5
Dividends received	–	(0.1)	6.3
Taxation paid	–	–	(1.7)
	(35.8)	(10.3)	43.1
Cash flow (utilised in)/from investing activities			
Additions to mining assets	**(88.4)**	(96.7)	(419.7)
Proceeds on disposal of mining assets	**–**	1.0	1.1
Proceeds on disposal of listed investments	**29.4**	128.0	369.1
Net increase in other assets	–	(20.0)	(10.2)
	(59.0)	12.3	(59.7)
Cash flow from/(utilised in) finance activities			
Advances from JCI Limited	**111.7**	–	–
Option premium paid	**(25.1)**	(7.3)	(37.5)
	86.6	(7.3)	(37.5)
Net decrease in cash and cash equivalents	**(8.2)**	(5.3)	(54.1)
At beginning of period	**21.9**	25.0	76.4
Effect of exchange rate fluctuations on cash held	**(0.1)**	2.2	1.4
Cash and cash equivalents of subsidiary disposed of	–	–	(1.8)
At end of period	**13.6**	21.9	21.9

BALANCE SHEET

SA Rand million	Notes	Period ended 31.03.04 Unaudited	Year ended 31.12.03 Unaudited
ASSETS			
Non-current assets			
Mining assets	4	**3,293.4**	3,223.9
Derivative asset		**753.5**	792.1
Listed investments	5	**0.3**	33.0
Deferred taxation		**402.7**	429.3
Other long-term assets		**21.5**	21.4
		4,471.4	4,499.7
Current assets			
Inventories		**29.0**	32.0
Trade and other receivables		**17.9**	29.3
Taxation receivable		**5.5**	5.5
Cash and cash equivalents		**13.6**	21.9
		66.0	88.7
Total assets		**4,537.4**	4,588.4
EQUITY AND LIABILITIES			
Capital reserves			
Shareholders' equity per statement		**1,163.0**	1,144.5
Non-current liablilities			
Provision for post-retirement medical benefits		**4.1**	4.3
Provision for environmental rehablitation		**18.4**	18.1
Option premium payable		**1,020.4**	1,084.7
Derivative liability		**2,100.0**	2,217.6
		3,142.9	3,324.7
Current liablilities			
Payables and provisions		**118.6**	119.2
Loan from JCI Limited	6	**112.9**	–
		231.5	119.2
Total equity and liabilities		**4,537.4**	4,588.4

Notes:

4. No adjustment has been made to reflect mining assets at their fair value. These assets are in the process of being revalued jointly with Placer Dome South Africa (Pty) Ltd.
5. 41,895,995 JCI Limited shares have been sold during the first quarter of 2004. The remaining listed investments represent 372,350 JCI Limited shares and 50,651 JCI Limited debentures.
6. JCI Limited which holds 35.6% of Western Areas Limited, has provided a loan of R112.9 million (including interest capitalised) in terms of the pending Western Areas' rights offer.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SA Rand million	Number of shares issued and paid – millions	Share capital	Share premium	Hedge reserve	Available for-sale reserve	Retained earnings/ (Accumulated deficit)	Total
Balance as at 31 December 2003	105.4	105.4	1,863.5	(1,330.6)	1,7	504,5	1,144.5
Fair value adjustment	–	–	–	(19.8)	–	–	(19.8)
Recycling of fair value on maturing of options	–	–	–	26.1	–	–	26.1
Recycling of fair value on disposal of investments	–	–	–	–	(1.7)	–	(1.7)
Attributable profit for the period	–	–	–	–	–	13.9	13.9
Balance as at 31 March 2004	**105.4**	**105.4**	**1,863.5**	**(1,324.3)**	**–**	**518.4**	**1,163.0**

BASIS OF ACCOUNTING

The quarterly results are prepared in accordance with South African Statements of Accepted Accounting Practice and the accounting policies applied are consistent with that of the previous corresponding period with the adoption of AC 133 Financial Instruments: Recognition and Measurements in 2003.

PRODUCTION AND UNIT RESULTS

Year ended 31.12.03	Quarter ended 31.12.03	Quarter ended 31.03.04				Quarter ended 31.03.04	Quarter ended 31.12.03	Year ended 31.12.03
	IMPERIAL						METRIC	
1,097	260	**208**	tons	Reef mined (000)	tonnes	**189**	236	996
1,095	306	**290**	tons	Ore milled (000)	tonnes	**262**	278	995
0.205	0.181	**0.161**	oz/ton	Yield.	g/tonne	**5.54**	6.21	7.01
224,227	55,471	**46,643**	oz	Gold produced	kg	**1,451**	1,725	6,974
225,218	58,371	**47,565**	oz	Gold sold	kg	**1,480**	1,798	7,005
287	346	**406**	US$/oz	Cash costs	R/kg	**88,550**	75,036	69,861
341	406	**492**	US$/oz	Total production costs	R/kg	**107,162**	87,910	83,150
315	326	**284**	US$/oz	Gold price achieved	R/kg	**61,861**	71,400	76,647
				Average exchange rate achieved	R/$	**6.7750**	6.8122	7.5682
				Period end exchange rate	R/$	**6.2675**	6.615	6.615
63	14	**14**	US$m	Capital expenditure	Rm	**88**	95	417
13	13	**14**	US$m	Capital commitment at end of period	Rm	**84**	86	86

LETTER TO SHAREHOLDERS

The Board of Western Areas is conducting a comprehensive review of the last 4 years management of the Placer Dome Western Areas Joint Venture ("PDWA JV") by Placer Dome. This was triggered by the announcement in November 2003 - a month before the scheduled commissioning date of the Twin Shafts - that the project had been delayed for a year. Concerns were exacerbated by poor production results during the quarter ended March 2004.

The Board's review of the PDWA JV is still ongoing, and in the interim the following measures have been taken:

- The appointment of a new Chief Executive Officer ("CEO"), John Bredenhann, with effect from June 2004. Breaking with tradition the CEO was not sourced from within Placer Dome. John is a South African with extensive deep level hard rock gold mining experience.
- 48 senior employees of the PDWA JV have been retrenched.
- The predominantly expatriate capital project team appointed to manage the Twin Shafts is being redeployed by Placer Dome.
- The Placer Dome executive participation in the South Deep management structures has been terminated.
- The PDWA JV Board will play a more direct role in the operational affairs of the mine. The joint venture agreement gives Placer Dome a casting vote on matters that could be classified as "run of the mill" and any items of significance require the unanimous approval of both Western Areas and Placer Dome.
- In addition to the restructuring costs at South Deep, Western Areas incurred an additional amount of R1,5 million relating to technical consulting fees.

The Board of Western Areas looks forward to John providing the strategic direction and leadership necessary to enable South Deep to achieve its objectives of becoming a high quality, long life gold mining operation.

An operating loss of R71.1 million from gold for the quarter, compared to a profit of R4.9 million for the same period last year, reflects the impact of the stronger Rand (6.7800 for March 2004 versus 8.3800 for March 2003). The revaluation of dollar liabilities associated with the derivative structure mitigated the operating loss, resulting in an after tax profit of R13.9 million. R74.7 million of the profit before tax relates to the fair value adjustment in respect of unrealised exchange rate gains on the derivative structure (in accordance with AC 133).

Gold sold decreased quarter on quarter by 17.7% compared to the December quarter due to a slow start-up in January after the Christmas break and the uncertainty of job tenure flowing from the ongoing South Deep review. The transition to full calendar operations also impacted negatively on productivity. This translated into lower gold revenues, further exacerbated by Rand strength and additional hedge commitments of R12 million relative to the previous quarter.

The yield for the March 2004 quarter was 5.54g/t, some 10% down on the 6.21g/t reported for the previous quarter. 73,000 tonnes of low-grade surface materials had to be processed to fill the metallurgical plant, supplement poor underground production and provide backfill material for underground support.

Total production costs increased marginally to R155.5 million from R151.7 million for the December quarter that includes R5.6 million in retrenchment costs. Cash production costs increased from R75,036 per kilogram last quarter to R88,550 per kilogram this quarter, and total production costs increased by 22% to R107,162 per kilogram, inclusive of the retrenchment costs. The respective unit costs/kg of production were adversely impacted by the poor production results and the increased costs stemming from retrenchments.

The final equipping of the Main Shaft remains on track for completion in November 2004 when the benefits of a decade-long capital investment programme will start to flow. The Ventilation Shaft will be commissioned only during the course of next year, with ventilation provided via South Shaft in the interim. Efforts are being made to accelerate the equipping and commissioning of the Main Shaft and supporting infrastructure without compromising quality and safety standards.

There has been some delay in finalising the insurance claim in respect of the rock fall early in 2004 at the PDWA JV South Shaft SV-1 sub vertical shaft as the area had first to be made safe for a detailed assessment. Shareholders will be kept informed of developments.

The new PDWA JV CEO will continue the restructuring at South Deep. With the commissioning of the Main Shaft in November 2004, the mine should deliver the returns expected from a world-class orebody equipped with new infrastructure.

The ongoing process of defining the mineral reserves and resources for South Deep continues with the assistance of independent consultants, Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd. The Phase 1 Mineral Reserves as previously declared should comfortably sustain mining operations at South Deep for at least the next twenty-five years. Taking into account the current Phase 1 Mineral Reserves and assuming utilisation of the full 220 000 ton per month hoisting capacity of the South Deep Main Shaft, an average annual production of approximately 700 000 ounces is anticipated after 2007.

Further to the R400 million rights offer announcement on 5 February 2004 and the general meeting on 2 March 2004 that placed the unissued shares under the control of the directors, a circular is undergoing approval by the JSE Securities Exchange South Africa and will be sent to shareholders, as soon as such approval has been granted. The JCI Limited guarantee and irrevocable undertakings from Allan Gray Limited (24,5%), Randgold & Exploration Company Limited (3.8%) and JCI Limited (35,6%) have all been secured.

Mafika Mkwanazi
Non-executive Chairman

Brett Kebble
Chief Executive Officer

Johannesburg
20 May 2004

OPEN HEDGE POSITIONS

AS AT 31 MARCH 2004

		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Dollar/Gold													
Derivative asset													
Put options bought													
Quantity	ozs	157,797	215,232	204,516	205,572	214,224	209,436	213,960	200,436	205,920	205,056	98,166	2,130,315
Average price	$/oz	268.20	278.20	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	
Fair value	Rm's	0.0	0.3	1.8	3.3	4.8	6.2	8.3	9.5	9.6	10.7	5.7	60.2
Call options bought													
Quantity	ozs	65,547	89,400	84,948	85,392	88,980	87,000	88,872	83,256	85,536	85,188	40,776	884,895
Average price	$/oz	288.70	298.70	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	
Fair value	Rm's	57.0	74.1	68.7	66.2	69.0	66.7	69.3	64.8	63.8	63.6	30.1	693.3
Total derivative asset fair value													**753.5**
Derivative liability													
Call options sold													
Quantity	ozs	121,383	165,564	157,320	158,136	164,784	161,100	164,580	154,176	158,400	157,740	75,516	1,638,699
Average price	$/oz	268.70	278.70	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	
Fair value	Rm's	(120.7)	(157.3)	(144.6)	(150.7)	(162.4)	(161.4)	(164.1)	(153.6)	(163.2)	(161.7)	(76.4)	(1,616.1)
Call options sold													
Quantity	ozs	48,555	66,228	62,928	63,252	65,916	64,440	65,832	61,668	63,360	63,096	30,204	655,479
Average price	$/oz	303.70	318.70	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	
Fair value	Rm's	(37.7)	(47.2)	(42.6)	(41.7)	(42.9)	(42.1)	(43.4)	(41.2)	(42.7)	(42.9)	(20.4)	(444.8)
Call options sold													
Quantity	ozs	31,500	21,000	–	–	–	–	–	–	–	–	–	52,500
Average price	$/oz	310.00	310.00	–	–	–	–	–	–	–	–	–	
Fair value	Rm's	(23.3)	(15.8)	–	–	–	–	–	–	–	–	–	(39.1)
Total derivative liability fair value													**(2,100.0)**
Option premium payable													
Notional value	$m's	11.3	20.0	22.5	25.0	25.0	25.0	25.0	25.0	25.0	25.0	12.5	241.3
Fair value	Rm's	(69.1)	(117.2)	(123.5)	(127.2)	(116.8)	(106.4)	(96.3)	(86.6)	(77.5)	(68.7)	(31.1)	(1,020.4)
Parameters used in fair value calculations													
USD Gold price (Annual Average)		428	433	438	449	465	483	502	522	536	551	571	
USD Gold volatility (Annual Average)		17	17	17	16	16	16	15	15	15	15	15	
USD Interest rates (Annual Average)		1.14	1.50	2.40	3.05	3.52	3.88	4.14	4.36	4.55	4.75	4.82	